Groundfloor Finance Inc. FORM 1-A-W

MAILING ADDRESS 600 Peachtree Street, Suite 810 Atlanta, GA 30308

August 12, 2019

VIA EDGAR AND EMAIL (LOBERTJ@SEC.GOV)

Mr. Joshua Lobert
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Groundfloor Finance Inc. (“GFI, or Company”)

Offering Statement on Form 1-A, Post Qualification Amendment No. 13 Filed June 5, 2018, File No. 024-10753

Dear Mr. Lobert:

This correspondence informs the Commission that the issuer, GFI, is formally withdrawing on this Form 1-A-W, the amendment on Form 1-A dated and filed on June 5, 2018 under File No. 024-10753 titled “Post Qualification Amendment No. 13.” The issuer is not seeking qualification of this particular Form 1-A filing.

If we can be of further assistance, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.